
INTERNATIONAL
QUALITY
MANAGEMENT
SYSTEM
ISO9001 NATA CERTIFIED

82-34866




06013226

SOLBEC PHARMACEUTICALS LTD
ACN 061 289 218
ABN 85 061 289 218

26 April 2006

SUPPL

Extension of Deadline – Share Purchase Plan

Dear Shareholder,

The Company's Directors advise that the Closing Date to participate in the Share Purchase Plan ("SPP") has been extended to **12 May 2006**.

The Directors considered the extension was sensible due to the number of public holidays occurring during the term of the SPP and to afford every eligible shareholder equal opportunity to participate.

The SPP offers all eligible shareholders the opportunity to acquire new shares for 8.5 cents per share (representing a 12% discount to the weighted volume average of Solbec's shares 30 days prior to 22 March 2006) and will also allow those shareholders who have small parcels of shares to increase their share holding up to a marketable parcel. The following three options apply:

Offer A	$4,930.00	58,000 shares
Offer B	$2,550.00	30,000 shares
Offer C	$1,020.00	12,000 shares

PROCESSED
MAY 11 2006
THOMSON FINANCIAL

The funds will be used to assist the Australian Phase II clinical trials for Coramsine® targeting late stage renal cell carcinoma and malignant melanoma.

To participate, your application form and funds should be sent to Computershare in the postage paid envelope to be received by Friday 12 May. If you require the package to be resent, call Computershare on 1300 557 010.

Should you require any further information on the company's activities, feel free to call David Sparling, Solbec's General Manager on +61 (08) 9446 7555.

Kind regards,

Anthony Kiernan
Chairman
Solbec Pharmaceuticals Ltd.



dlw 5/9

Unit 1, 298 Selby Street, OSBORNE PARK WA 6017 Postal: PO Box 2142 CHURCHLANDS WA 6018
Tel: +61 8 9446 7555 Fax: +61 8 9446 8777 Email: info@solbec.com.au Website: www.solbec.com.au

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000.

Name of entity

SOLBEC PHARMACEUTICALS LTD

ACN or ARBN	Quarter ended ("current quarter")
85 061 289 218	31 March 2006

Consolidated statement of cash flows

	Cash flows related to operating activities	Current quarter $A'000	Year to date (9 months) $A'000
1.1	Receipts from customers		
1.2	Payments for (a) staff costs	(239)	(715)
	(b) advertising and marketing	-	-
	(c) research and development	(133)	(935)
	(d) leased assets	-	-
	(e) other working capital	(218)	(442)
1.3	Dividends received		
1.4	Interest and other items of a similar nature received	2	42
1.5	GST	(12)	39
1.6	Government Grants	269	269
1.7	Other Tax Refund	-	291
	Net operating cash flows	**(331)**	**(1451)**

+ See chapter 19 for defined terms.

		Current quarter $A'000	Year to date (9 months) $A'000
1.8	Net operating cash flows (carried forward)	(331)	(1451)
	Cash flows related to investing activities		
1.9	Payment for acquisition of: (a) businesses (item 5)		
	(b) equity investments		
	(c) intellectual property		
	(d) physical non-current assets	(16)	(80)
	(e) other non-current assets		
1.10	Proceeds from disposal of: (a) businesses (item 5)		
	(b) equity investments	2	48
	(c) intellectual property		
	(d) physical non-current assets		
	(e) other non-current assets		
1.11	Loans to other entities		
1.12	Loans repaid by other entities	-	2
1.13	Other (provide details if material)		
	Net investing cash flows	(14)	(30)
1.14	**Total operating and investing cash flows**	**(345)**	**(1481)**
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	-	-
1.16	Proceeds from sale of forfeited shares	-	-
1.17	Proceeds from borrowings	400	400
1.18	Repayment of borrowings	-	-
1.19	Dividends paid	-	-
1.20	Other (provide details if material)	-	-
	Net financing cash flows	**400**	**400**
	Net increase (decrease) in cash held	55	(1081)
1.21	Cash at beginning of quarter/year to date	268	1404
1.22	Exchange rate adjustments to item 1.20	-	
1.23	**Cash at end of quarter**	**323**	**323**

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	112
1.25	Aggregate amount of loans to the parties included in item 1.11	-

1.26 Explanation necessary for an understanding of the transactions

Director Fees and Payments for Consulting at Commercial Rates

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

-

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

-

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	400	400
3.2	Equity standby arrangements	5000	-

+ See chapter 19 for defined terms.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
4.1	Cash on hand and at bank	323	268
4.2	Deposits at call	-	-
4.3	Bank overdraft		
4.4	Other (provide details)		
	Total: cash at end of quarter (item 1.23)	**323**	**268**

Acquisitions and disposals of business entities

		Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1	Name of entity		
5.2	Place of incorporation or registration		
5.3	Consideration for acquisition or disposal		
5.4	Total net assets		
5.5	Nature of business		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Law (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does give a true and fair view of the matters disclosed.

Sign here:  .... Date: 20/04/06
Company secretary

Print name: JOHN SENDZIUK

+ See chapter 19 for defined terms.

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a) - policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

+ See chapter 19 for defined terms.